

13000735

No Act

RE. 1/14/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2013

Martin P. Dunn
O'Melveny & Myers LLP
mdunn@omm.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-12-2013

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2013

Dear Mr. Dunn:

This is in response to your letters dated January 14, 2013 and February 15, 2013 concerning the shareholder proposal submitted to JPMorgan Chase by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 8, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Brandon J. Rees
American Federation of Labor and Congress of Industrial Organizations
brees@aflcio.org

March 12, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2013

The proposal requests that the board appoint a committee to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of the company's businesses. The proposal defines an "extraordinary transaction" as "a transaction for which stockholder approval is required under applicable law or stock exchange listing standards."

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to JPMorgan Chase, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

February 15, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of the AFL-CIO Reserve Fund
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 14, 2013 (the ***"Initial Request Letter"***) that we submitted on behalf of JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the AFL-CIO Reserve Fund (the ***"Proponent"***), from the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the ***"2013 Proxy Materials"***). A representative of the Proponent submitted a letter to the Staff dated February 8, 2013 (the ***"Proponent Letter"***), asserting its view that the Proposal and Supporting Statement are required to be included in the 2013 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to some of the arguments made in the Proponent Letter, which is attached hereto as Exhibit A. The Company also renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2013 Proxy Materials.

† In association with Tumbuan & Partners

I. BACKGROUND

In the Initial Request Letter, the Company requested no-action relief from the Staff to omit the Proposal, which requests that the Company's Board of Directors appoint a "Stockholder Value Committee . . . to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of JPMorgan's businesses." The Proposal is followed by a four-paragraph Supporting Statement; each paragraph relates to the Proponent's view that "breaking up JP Morgan into smaller institutions" is the best course for enhancing shareholder value. The Initial Request Letter stated the Company's belief that the Proposal could be omitted from its 2013 Proxy Materials in reliance on:

- Rule 14a-8(i)(7), as it deals with matters relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

II. EXCLUSION OF THE PROPOSAL

A. The Proposal May Be Excluded in Reliance on Rule 14a 8(i)(7), as it Deals with Matters Relating to the Company's Ordinary Business Operations

1. The Proponent Letter ignores that the Proposal, when read as a whole with the Supporting Statement, seeks consideration of potential transactions that are ordinary business matters.

The Proponent Letter attempts to repudiate the concern expressed in the Initial Request Letter that the Proposal seeks consideration of ordinary business transactions. The Proponent Letter largely repeats a fact acknowledged as a starting point for the Initial Request Letter, that the resolved clause of the Proposal facially purports to address "extraordinary transactions." However, the Proponent Letter ignores the core claim of the Initial Request Letter, that the Proposal must be read together with the Supporting Statement, and that upon such a reading, the Proposal covers a range of ordinary business transactions.

The Proponent Letter wholly disregards the Staff's previous statements that a proposal is to be evaluated upon a reading of both the proposal and the supporting statement. *See Fab Industries, Inc.* (March 23, 2000), in which the Staff's response stated, "[w]e are unable to concur in your view that Fab may exclude the proposal under Rule 14a-8(i)(7). We note in particular that the proposal, <u>*when read together with the supporting statement*</u>, appears to focus on possible extraordinary transactions." (Emphasis added.) Although the Initial Request Letter focused specifically on this Staff language regarding the need to consider the Proposal and Supporting Statement together, the Proponent Letter does not discuss the Supporting Statement *at all* in its rebuttal to the ordinary business matters basis raised in the Initial Request Letter. Indeed, the lone time the phrase "Supporting Statement" appears in that section of the Proponent Letter is in the summary of the Initial Request Letter.

Moreover, the main Staff precedent relied upon in the Proponent Letter actually demonstrates the importance of reading the Proposal and Supporting Statement as a whole. The Proponent Letter cites *Hampden Bancorp, Inc.* (September 5, 2012) (***"Hampden"***) for the proposition that the plain language of the resolved clause determines whether a shareholder value proposal is limited to extraordinary transactions. In *Hampden*, the Staff declined to grant a no-action request where a company argued that a proposal pertained to ordinary business transactions because it asked the board to explore avenues to enhance shareholder value. In fact, however, *Hampden* is an important illustration of the importance of the supporting statement when evaluating a proposal. The proposal in *Hampden* requested that the board of directors "explore avenues to enhance shareholder value through an extra-ordinary transaction (defined here as a transaction not in the ordinary course of business operations) including but not limited to selling or merging Hampden Bancorp with another institution." The supporting statement provided that "the ***only viable alternative*** for maximizing shareholder value is to merge or sell the institution." Thus, in *Hampden*, the supporting statement provided clear language clarifying that the extraordinary transactions referenced in the proposal could take only one of two forms, a merger or sale of the company, either of which would be an extraordinary transaction. When read together, the proposal and supporting statement in *Hampden* clearly described to shareholders the pair of extraordinary transactions that the board was being asked to consider.

In contrast to *Hampden*, the Supporting Statement here fails to support the claim that the Proposal relates only to extraordinary transactions. As noted in the Initial Request Letter, the Supporting Statement contains four paragraphs focused on "breaking up JP Morgan into smaller institutions." *See* Initial Request Letter at 2. Further, the Supporting Statement specifically discusses the Proponent's view that "JPMorgan has a number of business units that could thrive individually." Indeed, the Supporting Statement explicitly references a broad range of transactions, including transactions that would not require a shareholder vote, when it states "[w]e believe that breaking up JPMorgan ***into smaller institutions*** could prove more fruitful for stockholders than continuing the present course..." (Emphasis added.) The Initial Request Letter describes a number of transactions that the Company might take to effect the express Supporting Statement goals of separating individual "business units" and "breaking up" the Company into more than one smaller entity, not one of which would clearly constitute an extraordinary transaction. These transactions include corporate restructurings, spin-offs or sales of parts of the Company, and divestitures. *See* Initial Request Letter at 2-4. As noted in the Initial Request Letter, the Company has six major business segments, each of which include numerous business lines. The sale, divestiture or spin-off of any one of these business lines would not meet the Proposal's definition of an "extraordinary transaction" (*e.g.*, one requiring shareholder approval), as they would not be a sale of "all or substantially all of [the Company's] property and assets." *See* Initial Request Letter 4.

As noted in the Initial Request Letter, if any one of these ordinary transactions is within the purview of the Proposal, the Company should be able to omit the Proposal. The Staff has consistently concurred that a Proposal must relate *exclusively* to extraordinary transactions to survive scrutiny under Rule 14a-8(i)(7). *See Donegal Group Inc.* (February 16, 2012); *Telular Corporation* (December 5, 2003). As such, the Proponent Letter's attempt to argues that exclusion under Rule 14a-8(i)(7) is not permitted because some of the transactions contemplated by the Proposal and Supporting Statement *could* require shareholder approval fails. Similarly, the Proponent Letter's attempt to describe the Delaware law standard for stockholder approval in such a manner that increases the range of transactions that would be subject to such approval (see the discussion in Section II.B.2., below) also fails.

2. ***Given the numerous businesses the Board would be required to report on and the timeframe for reporting, the Proposal impermissibly micro-manages the Company's business operations.***

As noted in the Initial Request Letter, one of the policy interests underlying Rule 14a-8(i)(7) is protecting companies from shareholder efforts to micro-manage the company by probing too deeply into complex matters. The Proposal here would require the Company to promptly provide a comprehensive report on the full range of options available for enhancing shareholder value. The Company has six reportable businesses segments, a number of business lines within those six segments, and a range of products and services. Even a report that focused only on options for breaking the Company into smaller institutions would require the Company to identify, analyze, and divulge a sweeping amount of complex business information. The Proponent's offer to allow the Company to complete this process "as promptly as possible," as opposed to "no later than 120 days," after the 2013 annual meeting, does not cure the impermissible micro-management; rather it serves as an admission that the Proposal as drafted may be properly omitted under Rule 14a-8(i)(7).

B. The Proposal May Be Excluded in Reliance on Rule 14a 8(i)(3), as it is Materially False and Misleading

1. ***The Proponent Letter concedes that there is a conflict between the Company's obligations to avoid disclosing proprietary information and the Proposal's failure to provide the Company with a "fiduciary out" for avoiding such disclosure.***

The Proponent Letter concedes that the Company's Board of Directors (the ***"Board"***) has a fiduciary obligation under state law to avoid disclosure of proprietary information. The Proponent Letter also does not dispute that the Proposal does not provide a "fiduciary out" that would permit the Board to avoid taking an action required by the Proposal, such as disclosing proprietary information, if that action would cause the Board to violate its fiduciary duties.

In *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. July 17, 2008) (***"CA"***), the Delaware Supreme Court squarely stated the implications of a proposal that lacks clear language providing a "fiduciary out." There, the Court held that a proposed bylaw would violate Delaware law because it could require a board to reimburse expenses in a situation where doing so could cause the board to breach its fiduciary duties. While the bylaw permitted the board to determine what expenses were "reasonable," the Court held that that language "does not go far enough, because the Bylaw contains no language or provision that would reserve to CA's directors their full power" to deny all expenses. *Id.* at 240. The Court reasoned very broadly in this area, indicating that the test was whether there was "any possible circumstance" in which the bylaw could cause the board to breach its fiduciary duties. *Id.* at 238. In light of *CA*, a company seeking exclusion of a shareholder proposal must merely show "at least one such hypothetical" under which a mandatory bylaw could cause the board to violate its fiduciary duties. *Id.* Because the plain language of the Proposal here would require the Company to release a comprehensive account of its business operations, and because the plain language of the Proposal provides no "fiduciary out" for withholding proprietary information as part of its report, there is a clear circumstance where the Proposal, if approved and implemented as requested, would cause the Board to violate the fiduciary duties clearly recognized in the Proponent Letter.

Further, the Proponent Letter's attempt to address the fiduciary duties conflict that would be created by the Proposal instead shows the Proposal to be materially false and misleading. Because the Proposal lacks a "fiduciary out," the Proponent Letter argues that the Stockholder Value Committee (the ***"Committee"***) would simply choose not to include proprietary information in its report. However, the Proposal and Supporting Statement do not inform shareholders that the Committee's report would not include any proprietary information, as the Proponent Letter indicates it would. Thus, the Proposal and Supporting Statement are materially false and misleading, as they fail to advise shareholders that the Committee's report would omit any information the disclosure of which would harm the Company's business or competitive position.

The Proponent Letter argues that the Proposal avoids fiduciary duty and proprietary information problems by including a provision that requests that the Committee "avail itself of such independent legal, investment banking and other third party advisers as the [Committee] determines is necessary or appropriate in its sole discretion." It is plain that this provision vests the Committee with sole discretion *only* in connection with the selection of third party advisers; the provision provides no fiduciary out for Committee members faced with a conflict between the Proposal (if adopted) and their fiduciary duties in connection with the public disclosure of proprietary information.

The Proponent Letter claims that the Commission has not independently required shareholder language on proprietary information since 1983. As stated in the Initial Request Letter, the 1983 Release addressed the Commission's broad treatment of proposals seeking a special committee or report under Rule 14a-8(i)(7). Nothing in the 1983 Release or any subsequent Commission statements has altered the longstanding application of other provisions of Rule 14a-8 to such proposals. The absence of any such statement, along with the overwhelming practice of proponents to include proposal language on "reasonable cost and omitting proprietary information" demonstrates the continuing need for these conditions to be specifically noted in a proposal to prevent it from being materially false and misleading.

2. ***The Proposal and Supporting Statement's discussion of exclusively ordinary transactions is so vague and indefinite as to be materially false and misleading, a fact that is exacerbated not cured when the rigid shareholder approval requirement for "extraordinary transactions" is read into the Proposal.***

The Proponent Letter's response to the "vague and indefinite" section of the Initial Request Letter begins by misstating the basis of that claim. The Company did not argue in the Initial Response Letter that the Proposal is false and misleading primarily because "there is no discussion of what types of transactions are subject to the vaguely referenced laws and listing standards." *See* Proponent Letter at 6. Instead, the core contention of this portion of the Initial Request Letter is that the Supporting Statement, and parts of the Proposal, are at complete odds with the one sentence of the Proposal that purports to limit the Committee's considerations to only "extraordinary transactions."

As noted above, the Staff has consistently stated a proposal and supporting statement must be read as a whole. Here, the Initial Request Letter identifies language in all four paragraphs of the Supporting Statement that reflects the belief that "breaking up JP Morgan into smaller institutions" is the best course for enhancing shareholder value. *See* Initial Request Letter at 2. Because these statements clearly cover a wide range of potential transactions, many of which would not be "extraordinary transactions," the Proponent Letter attempts to manipulate the function of the Proposal's "shareholder approval" standard for "extraordinary transactions."

For example, the Proponent Letter argues that "shareholder approval" is defined in Delaware to include transactions involving the sale of 51% of company assets. The Proponent argues that, in light of this definition, it will be clear to shareholders that only large transactions satisfying the 51% threshold are covered by the Proposal. Unfortunately, the Proponent Letter provides only one example of the application of the Delaware law standard (and does not fully address the factual background in that one example), but does not fully address the facts and circumstances nature of that standard or the broad range of transactions involving significantly larger sales of company assets that Delaware courts have held do not require shareholder approval.

Under Delaware law, shareholder approval is required for a corporation to "sell, lease or exchange all or substantially all of its property and assets." 8 *Del C.* § 271. No shareholder approval is required for a sale, lease or exchange of assets that are less than "all or substantially all" the corporation's assets. The Delaware Court of Chancery has emphasized that the phrase "substantially all" does not mean "approximately half." *Hollinger Inc v. Hollinger Int'l, Inc.*, 858 A.2d 342, 386 (Del. Ch. 2004) *appeal refused*, 871 A.2d 1128 (Del. 2004). Rather, Delaware courts employ a nuanced, fact-intensive analysis under which a shareholder vote is required under Section 271 of the Delaware General Corporations Law only where a proposed sale, lease or exchange is of assets "quantitatively vital to the operation of the corporation *and* is out of the ordinary *and* substantially affects the existence and purpose of the corporation." *Gimbel v. Signal Cos, Inc.*, 316 A.2d 599, 606 (Del. Ch. 1974), *aff'd*, 316 A.2d 619 (Del 1974) (emphasis added). In *Hollinger*, the Court found that the proposed sale of a business constituting approximately 57% of the assets of Hollinger International, Inc. would not require shareholder approval because it would not be a sale of "substantially all" its assets within the meaning of Section 271. The Court noted that after the sale, Hollinger's shareholders would "remain investors in a publication company with profitable operating assets," and because Hollinger had bought and sold a variety enterprises during its existence, no investor in Hollinger could "assume that any of its assets were sacrosanct." *Hollinger*, 858 A.2d at 385, 386. The suggestion by the

Proponent Letter that "in one case, a Delaware court held that stockholder approval was required for a sale of assets constituting 51% of the corporation's assets, 44.9% of its revenues and 52.4% of its operating income. (*Katz v. Bregman*, 431 A.2d 1274 (Del. Ch.) appeal refused sub nom, Plant Indus. v. Katz, 435 A.2d 1044 (Del. 1981)" is misleading by omission because it fails to note that the Court of Chancery in *Hollinger* identified *Katz* as "deviating from the statutory [all or substantially all] language in a marked way", 858 A.2d 378 n.53, and as "[the] only [Delaware] case finding assets worth less than 60% of a company's value to be "substantially all" the company's assets, and doing so when sale at issue came on heels of other substantial asset sales and where the assets to be sold had been the company's only income-producing facility during the previous four years." *Hollinger*, 858 A.2d at 385 n.77. Indeed, in *Hollinger* the court cites with approval the provisions of the Model Business Corporations Act that provide, inter alia, that no vote of shareholders is required for a sale of assets if following the sale the corporation retains a business activity that represented at least 25 % of total assets at the end of the most recently completed fiscal year, and 25 % of either income from continuing operations before taxes or revenues from continuing operations for that fiscal year, in each case of the corporation and its subsidiaries on a consolidated basis. *Id.* at.n.79.

The Proposal's vague definition of "extraordinary transaction" provides no guidance or information as to the actual terms of that "definition" -- that is, what transactions would require a shareholder vote. Therefore, the Supporting Statement is the only source of information for shareholders to understand the operation of the Proposal. However, the Supporting Statement serves to mislead rather than clarify. The Supporting Statement repeatedly discusses the aim of breaking the Company into "smaller, easier-to-manage pieces," an aim which undeniably addresses any range of transactions that would not require shareholder approval.

Indeed, the Proposal and the Supporting Statement identify only transactions that would not require shareholder approval and would, therefore, not meet the Proposal's express definition of "extraordinary transactions." Thus, as noted in the Initial Request Letter, if the Proposal's definition of "extraordinary transactions" actually limits the reach of the Proposal to matters requiring a shareholder vote, the Proposal and Supporting Statement would suffer from a fundamental, internal inconsistency -- there would be a Proposal, which is "explained" in the Supporting Statement, that seeks consideration of "extraordinary transactions" while the Supporting Statement's explanation discusses only transactions that are not actually covered by the Proposal (*i.e.*, transactions ***not*** requiring shareholder approval). The Proponent Letter cannot alter the language of the Proposal and Supporting Statement; nor can it serve to provide shareholders with additional information for use in considering the meaning of the Proposal. As such, the Company continues to be of the view the Proposal and Supporting Statement, when read together, are so vague and misleading as to render the Proposal materially false and misleading.

* * * * *

III. CONCLUSION

For the reasons set forth above and in the Initial Request Letter, the Company therefore renews its request that the Staff concur with the Company's view that the Proposal and Supporting Statement may be omitted from the 2011 Proxy Materials in reliance on Rule 14a-8(i)(7), as it deals with matters relating to the Company's ordinary business operations, and Rule 14a-8(i)(3), as it is materially false and misleading. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Heather Slavkin, AFL-CIO
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations


AFL CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 8, 2013

Via Electronic Mail: Shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co. Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

Pursuant to rule 14a-8 under the Securities Exchange Act of 1934, the AFL-CIO Reserve Fund submitted to JPMorgan Chase & Co. ("JPMorgan" or the "Company"), a stockholder proposal (the "Proposal") asking JPMorgan's board to appoint a committee (the "Stockholder Value Committee") to explore extraordinary transactions that could enhance shareholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of JPMorgan's businesses. The Proposal would also have the Stockholder Value Committee publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

In a letter dated January 14, 2013 (the "No-Action Request"), JPMorgan stated that it intends to omit the Proposal from its proxy materials being prepared for its 2013 annual meeting. JPMorgan claims that it may exclude the Proposal under Rule 14a-8(i)(7), as relating to the Company's ordinary business; and under Rule 14a-8(i)(3), on the ground that the Proposal is materially false and misleading. For the reasons set forth below, the staff of the Division of Corporation Finance (the "Staff") should reject JPMorgan's request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its proxy materials.

I. The Proposal

The Proposal states:

"Resolved, that stockholders of JPMorgan Chase & Co. ('JPMorgan') urge that:

1. The Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of JPMorgan's businesses.

2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An 'extraordinary transaction' is a transaction for which stockholder approval is required under applicable law or stock exchange listing standards."

II. The Proposal Does Not Deal With JPMorgan's Ordinary Business Operations because it Focuses Exclusively on Extraordinary Transactions That Transcend Ordinary Business

JP Morgan seeks to exclude the proposal under Rule 14a-8(i)(7), arguing that the proposal deals with matters relating to the Company's ordinary business. JPMorgan first argues that the proposal may be omitted because it relates to spin-offs or restructurings, which Staff has determined are ordinary business operations. The Company asserts that the Proposal and Supporting Statement "address only transactions that involve the separation of one or more of the Company's businesses – such as an asset sale, divestiture, or spin-off – that generally would not require shareholder approval under Delaware law or New York Stock Exchange listing standards."

This argument, however, contradicts the plain language of the Proposal which urges the Stockholder Value Committee to consider the merits of an extraordinary transaction. The resolved clause of the Proposal expressly defines an extraordinary transaction to mean "a transaction for which stockholder approval is required under applicable law or stock exchange listing standards." Despite this clear and unambiguous language, the Company argues that certain phrases contained in the supporting statement suggest that the Proposal calls for the Stockholder Value Committee to examine transactions that non-extraordinary.

The proposals cited by JPMorgan in support of its contention that the Proposal is excludable under Rule 14a-8(i)(7) were omitted on ordinary business grounds because the Staff concluded that the language could be read to include both extraordinary and non-extraordinary transactions (E.g., *Donegal Group, Inc.* (Feb. 16, 2012) requesting that the board appoint a committee to explore strategic alternatives to maximize shareholder value, including consideration of a merger.) The Proposal, however, explicitly limits the scope of the issues to be considered by the Stockholder Value Committee to extraordinary transactions. As a result, exclusion is inappropriate.

For example, in *Hampden Bancorp, Inc.* (Sept. 5, 2012) (which coincidentally was another bank holding company), the Staff declined to grant the company's no-action request when it sought to omit a shareholder proposal that asked the board to "explore avenues to enhance shareholder value through an extraordinary transaction (defined here as a transaction not in the ordinary course of business operations) including but not limited to selling or merging Hampden Bancorp with another institution." Hampden Bancorp argued that it should be permitted to exclude the proposal because it pertained to the company's ordinary course of business due to its discussion of enhancing shareholder value. The Staff accepted the proponent's counterargument that the plain language of the resolved clause limited the proposal's coverage to extraordinary transactions.

JPMorgan cites Delaware law requiring shareholder approval for a corporation to "sell, lease or exchange all or substantially all of its property and assets." Delaware courts, however, have used a multi-factor analysis, incorporating both quantitative and qualitative considerations in determining whether an asset sale requires shareholder approval. (See Gimbel v. Signal Cos., A.2d 599 (Del. Ch.) aff'd, 316 A.2d 617 (1974)). In one case, a Delaware court held that stockholder approval was required for a sale of assets constituting 51% of the corporation's assets, 44.9% of its revenues and 52.4% of its operating income. (Katz v. Bregman, 431 A.2d 1274 (Del. Ch.) appeal refused sub nom. Plant Indus. V. Katz, 435 A.2d 1044 (Del. 1981)).

The Proposal does contemplate that a divestiture may be within the purview of the Stockholder Value Committee's analysis, but only if it rises to the level of an extraordinary transaction. Its scope is explicitly limited solely to extraordinary transactions, a subject the Staff has consistently found to transcend ordinary business. The focus on extraordinary transactions requiring stockholder approval means that, by definition, the Proposal does not address day-to-day management matters. Accordingly, the Proponents respectfully urge that exclusion of the Proposal in reliance on the ordinary business exclusion is inappropriate.

III. The Proposal Does Not Seek to Micro-Manage the Company By Requesting a Report on the Stockholder Value Committee's Analysis

Secondly, JPMorgan argues that the Proposal is excludable under Rule 14a-8(i)(7) because "the Proposal micro-manages the Company by imposing a short time-frame for addressing complex policy issues." It argues that, because the Proposal states that "[t]he Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting" the Proposal "imposes a specific time-frame for addressing complex policy issues, it impermissibly micro-manages the Company's operations."

The Company cites Exchange Act Release No. 40018 as supporting exclusion. While that release does state that "specific time frames or methods for implementing complex policies" may constitute micromanagement, the release clarified that not all proposals promoting time frames implicated ordinary business concerns. (Exchange Act Release No. 40018 (May 21, 1998)). The determinations cited in the proposing release preceding the issuance of Release 40018 shed light on the kinds of time-frames the Commission saw as problematic. For example, one proposal "sought to establish the interval" between share repurchases and the other "sought to impose earlier timetable for cessation of CFC production" by a chemical company. (Exchange Act Release No. 39093, fn. 79 (Sept. 18, 1997)).

JPMorgan cites *The Chubb Corp.* (February 26, 2007) and *Duke Energy Corporation* (February 16, 2001) as examples of proposals that were excluded for seeking to impose a specific timeframe for implementing a complex policy. The proposal in *Chubb* sought a complex report that "would address topics such as the science of climate change, public policy and legislation, the effect climate change may have on our company, and steps Chubb is taking in response to climate change concerns." The proposal in *Duke Energy* would have had the company "reduce by 80% nitrogen oxide to reduce by 80% nitrogen oxide (NOx) emissions from the coal-fired plants operated by Duke Energy in North Carolina, with no loopholes for higher emissions, and limiting each boiler to .15 lbs of NOx per million btu's of heat input by 2007."

Unlike the proposals at issue in *Chubb* and *Duke Energy*, the Proposal does not seek a specific time frame for implementing a complex policy. Instead, it simply asks that a report on the Stockholder Value Committee's analysis be provided to stockholders within 120 days after JPMorgan's annual meeting. The Proposal does not require that any transactions be entered into within 120 days of the annual meeting. Rather, the Stockholder Value Committee is free under the terms of the Proposal to simply provide a report on its analysis. Given that the analysis called for by the Proposal is limited to extraordinary transactions, JPMorgan has offered no explanation of why a 120-day timeframe is inadequate. Merely asserting that the proposed time frame is too brief is not sufficient for the Company to carry its burden of proof. Notwithstanding the foregoing, and without conceding the point, the Proponent is willing to change "no later than 120 days after" to "as promptly as possible after" the 2013 annual meeting should the Staff deem such a change necessary.

IV. <u>The Proposal Is Not Required To Recite That The Requested Report Be Prepared At A Reasonable Cost And Omitting Proprietary Information</u>

JPMorgan argues that the Proposal may be excluded as materially false and misleading pursuant to Rule 14a8-(i)(3) because the Proposal "does not provide shareholders with material information regarding the cost of the requested report and the fact that proprietary information may not be disclosed as part of the report, making it materially false and misleading." The Company states that "[i]t is established practice when shareholders request the creation of a report as part of a shareholder proposal, the proposal should state that the report be prepared at a reasonable cost and omitting proprietary information."

In support of this position, the Company cites a series of no-action letters issued by the Commission in the 1970s stating that "[t]he proposal should be expanded to discuss the cost of preparing the proposed report and whether any of the information to be included therein may be withheld by the company in the event that disclosure thereof would harm the company's business or competitive position." The Company also argues that it is "established practice" that shareholder proposals seeking a report state that the report shall be prepared at reasonable cost and omit proprietary information.

The Company acknowledges that the Commission changed its position in 1983 because the old interpretation "raises form over substance and renders the provisions of ([i])(7) largely a nullity." The Commission stated that, going forward, the determination of whether a proposal for a committee of the board to issue a special report would be based on whether it is excludable as ordinary business. *SEC Release No. 34-20091* (August 16, 1983). As such, the statement cited by the Company is no longer relevant. Despite the Company's assertion that some proponents include language stating that reports should be prepared at "reasonable cost and omitting proprietary information," this language is in no way required pursuant to Rule 14a-8(i)(7). As the Commission indicated in its 1983 Release, to require this language in the Proposal will improperly elevate form over substance.

Furthermore, the Proposal states that the Stockholder Value Committee is responsible for preparing the requested report and that the Committee "should avail itself of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee *determines is necessary or appropriate in its sole discretion*." [emphasis added]. Under state law, directors have a fiduciary duty to avoid the inadvertent disclosure of proprietary information and to prevent the waste of corporate assets. Accordingly, the Proposal's delegation of responsibility for preparation of the requested report to the directors who are members of the Stockholder Value Committee addresses the issues of cost and proprietary information.

V. <u>The Proposal Is Not Vague or Indefinite Because Shareholders Will Know What Actions Are Required By The Proposal</u>

JPMorgan also asserts that it may omit the Proposal under Rule 14a-8(i)(3) "because it is so vague and indefinite that shareholders in voting on it would not be able to determine with any reasonable certainty what actions are required... it is the company's view that the types of transactions referenced in the Proposal and Supporting Statement are so fundamentally inconsistent with such a view as to render the entire Proposal materially false and misleading." JPMorgan claims that the Proposal is false and misleading because "there is no discussion of what types of transactions are subject to the vaguely referenced laws and listing standards."

The Proposal does not need to set forth all such transactions to avoid exclusion on vagueness grounds. Staff Legal Bulletin 14B explained that a proposal may be excluded as vague and indefinite if "neither the stockholders voting on the proposal, not the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires." That is not the case with the Proposal. The Proposal's clear focus on extraordinary transactions means that both stockholders and JPMorgan can tell what the Proposal seeks to do.

The Proposal clearly asks that the Stockholder Value Committee be appointed to explore extraordinary transactions, and defines extraordinary transactions as those for which a stockholder vote is required. Such transactions can take many forms. As discussed above in Part II, an asset sale may require a stockholder vote under state law if the assets, revenue and income associated with the assets being sold rise to a sufficiently substantial level. Alternatively, the Company could decide to issue shares for use as consideration for a proposed transaction, and such a share issuance may be subject to a stockholder vote under the exchange listing standards.

JPMorgan incorrectly argues that the resolved clause of the Proposal and its supporting statement are in conflict with one another because the resolved clause urges that the Stockholder Value Committee consider extraordinary proposals while the supporting statement discusses transactions that might be in the ordinary course of business. However, the principle thrust of the supporting statement is that the shareholders may benefit from a radical restructuring (i.e., a transaction involving the sale of more than 50% of its assets), and such a restructuring plan is subject to shareholder approval under Delaware state law. See Katz v. Bregman, 431 A.2d 1274 (Del. Ch.) appeal refused sub nom. Plant Indus. V. Katz, 435 A.2d 1044 (Del. 1981)).

VI. Conclusion

JPMorgan has not met its burden of establishing that the Proposal should be excluded from the Company's proxy statement in reliance on Rule 14a-8(i)(7) or Rule 14a-8(i)(3). Accordingly, we respectfully ask that JPMorgan's request that Staff concur with the Company's view be denied. We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please do not hesitate to contact me at 202-637-5152.

Sincerely,



Brandon J. Rees
Acting Director, Office of Investment

BJR/sdw
opeiu #2, afl-cio

cc: Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.
Martin P. Dunn, O'Melveny & Myers LLP

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 8, 2013

Via Electronic Mail: Shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co. Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

Pursuant to rule 14a-8 under the Securities Exchange Act of 1934, the AFL-CIO Reserve Fund submitted to JPMorgan Chase & Co. ("JPMorgan" or the "Company"), a stockholder proposal (the "Proposal") asking JPMorgan's board to appoint a committee (the "Stockholder Value Committee") to explore extraordinary transactions that could enhance shareholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of JPMorgan's businesses. The Proposal would also have the Stockholder Value Committee publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

In a letter dated January 14, 2013 (the "No-Action Request"), JPMorgan stated that it intends to omit the Proposal from its proxy materials being prepared for its 2013 annual meeting. JPMorgan claims that it may exclude the Proposal under Rule 14a-8(i)(7), as relating to the Company's ordinary business; and under Rule 14a-8(i)(3), on the ground that the Proposal is materially false and misleading. For the reasons set forth below, the staff of the Division of Corporation Finance (the "Staff") should reject JPMorgan's request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its proxy materials.

I. The Proposal

The Proposal states:

"Resolved, that stockholders of JPMorgan Chase & Co. ('JPMorgan') urge that:

1. The Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of JPMorgan's businesses.

2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An 'extraordinary transaction' is a transaction for which stockholder approval is required under applicable law or stock exchange listing standards."

II. The Proposal Does Not Deal With JPMorgan's Ordinary Business Operations because it Focuses Exclusively on Extraordinary Transactions That Transcend Ordinary Business

JP Morgan seeks to exclude the proposal under Rule 14a-8(i)(7), arguing that the proposal deals with matters relating to the Company's ordinary business. JPMorgan first argues that the proposal may be omitted because it relates to spin-offs or restructurings, which Staff has determined are ordinary business operations. The Company asserts that the Proposal and Supporting Statement "address only transactions that involve the separation of one or more of the Company's businesses – such as an asset sale, divestiture, or spin-off – that generally would not require shareholder approval under Delaware law or New York Stock Exchange listing standards."

This argument, however, contradicts the plain language of the Proposal which urges the Stockholder Value Committee to consider the merits of an extraordinary transaction. The resolved clause of the Proposal expressly defines an extraordinary transaction to mean "a transaction for which stockholder approval is required under applicable law or stock exchange listing standards." Despite this clear and unambiguous language, the Company argues that certain phrases contained in the supporting statement suggest that the Proposal calls for the Stockholder Value Committee to examine transactions that non-extraordinary.

The proposals cited by JPMorgan in support of its contention that the Proposal is excludable under Rule 14a-8(i)(7) were omitted on ordinary business grounds because the Staff concluded that the language could be read to include both extraordinary and non-extraordinary transactions (E.g., *Donegal Group, Inc.* (Feb. 16, 2012) requesting that the board appoint a committee to explore strategic alternatives to maximize shareholder value, including consideration of a merger.) The Proposal, however, explicitly limits the scope of the issues to be considered by the Stockholder Value Committee to extraordinary transactions. As a result, exclusion is inappropriate.

For example, in *Hampden Bancorp, Inc.* (Sept. 5, 2012) (which coincidentally was another bank holding company), the Staff declined to grant the company's no-action request when it sought to omit a shareholder proposal that asked the board to "explore avenues to enhance shareholder value through an extraordinary transaction (defined here as a transaction not in the ordinary course of business operations) including but not limited to selling or merging Hampden Bancorp with another institution." Hampden Bancorp argued that it should be permitted to exclude the proposal because it pertained to the company's ordinary course of business due to its discussion of enhancing shareholder value. The Staff accepted the proponent's counterargument that the plain language of the resolved clause limited the proposal's coverage to extraordinary transactions.

JPMorgan cites Delaware law requiring shareholder approval for a corporation to "sell, lease or exchange all or substantially all of its property and assets." Delaware courts, however, have used a multi-factor analysis, incorporating both quantitative and qualitative considerations in determining whether an asset sale requires shareholder approval. (See Gimbel v. Signal Cos., A.2d 599 (Del. Ch.) aff'd, 316 A.2d 617 (1974)). In one case, a Delaware court held that stockholder approval was required for a sale of assets constituting 51% of the corporation's assets, 44.9% of its revenues and 52.4% of its operating income. (Katz v. Bregman, 431 A.2d 1274 (Del. Ch.) appeal refused sub nom. Plant Indus. V. Katz, 435 A.2d 1044 (Del. 1981)).

The Proposal does contemplate that a divestiture may be within the purview of the Stockholder Value Committee's analysis, but only if it rises to the level of an extraordinary transaction. Its scope is explicitly limited solely to extraordinary transactions, a subject the Staff has consistently found to transcend ordinary business. The focus on extraordinary transactions requiring stockholder approval means that, by definition, the Proposal does not address day-to-day management matters. Accordingly, the Proponents respectfully urge that exclusion of the Proposal in reliance on the ordinary business exclusion is inappropriate.

III. The Proposal Does Not Seek to Micro-Manage the Company By Requesting a Report on the Stockholder Value Committee's Analysis

Secondly, JPMorgan argues that the Proposal is excludable under Rule 14a-8(i)(7) because "the Proposal micro-manages the Company by imposing a short time-frame for addressing complex policy issues." It argues that, because the Proposal states that "[t]he Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting" the Proposal "imposes a specific time-frame for addressing complex policy issues, it impermissibly micro-manages the Company's operations."

The Company cites Exchange Act Release No. 40018 as supporting exclusion. While that release does state that "specific time frames or methods for implementing complex policies" may constitute micromanagement, the release clarified that not all proposals promoting time frames implicated ordinary business concerns. (Exchange Act Release No. 40018 (May 21, 1998)). The determinations cited in the proposing release preceding the issuance of Release 40018 shed light on the kinds of time-frames the Commission saw as problematic. For example, one proposal "sought to establish the interval" between share repurchases and the other "sought to impose earlier timetable for cessation of CFC production" by a chemical company. (Exchange Act Release No. 39093, fn. 79 (Sept. 18, 1997)).

JPMorgan cites *The Chubb Corp.* (February 26, 2007) and *Duke Energy Corporation* (February 16, 2001) as examples of proposals that were excluded for seeking to impose a specific timeframe for implementing a complex policy. The proposal in *Chubb* sought a complex report that "would address topics such as the science of climate change, public policy and legislation, the effect climate change may have on our company, and steps Chubb is taking in response to climate change concerns." The proposal in *Duke Energy* would have had the company "reduce by 80% nitrogen oxide to reduce by 80% nitrogen oxide (NOx) emissions from the coal-fired plants operated by Duke Energy in North Carolina, with no loopholes for higher emissions, and limiting each boiler to .15 lbs of NOx per million btu's of heat input by 2007."

Unlike the proposals at issue in *Chubb* and *Duke Energy*, the Proposal does not seek a specific time frame for implementing a complex policy. Instead, it simply asks that a report on the Stockholder Value Committee's analysis be provided to stockholders within 120 days after JPMorgan's annual meeting. The Proposal does not require that any transactions be entered into within 120 days of the annual meeting. Rather, the Stockholder Value Committee is free under the terms of the Proposal to simply provide a report on its analysis. Given that the analysis called for by the Proposal is limited to extraordinary transactions, JPMorgan has offered no explanation of why a 120-day timeframe is inadequate. Merely asserting that the proposed time frame is too brief is not sufficient for the Company to carry its burden of proof. Notwithstanding the foregoing, and without conceding the point, the Proponent is willing to change "no later than 120 days after" to "as promptly as possible after" the 2013 annual meeting should the Staff deem such a change necessary.

IV. The Proposal Is Not Required To Recite That The Requested Report Be Prepared At A Reasonable Cost And Omitting Proprietary Information

JPMorgan argues that the Proposal may be excluded as materially false and misleading pursuant to Rule 14a8-(i)(3) because the Proposal "does not provide shareholders with material information regarding the cost of the requested report and the fact that proprietary information may not be disclosed as part of the report, making it materially false and misleading." The Company states that "[i]t is established practice when shareholders request the creation of a report as part of a shareholder proposal, the proposal should state that the report be prepared at a reasonable cost and omitting proprietary information."

In support of this position, the Company cites a series of no-action letters issued by the Commission in the 1970s stating that "[t]he proposal should be expanded to discuss the cost of preparing the proposed report and whether any of the information to be included therein may be withheld by the company in the event that disclosure thereof would harm the company's business or competitive position." The Company also argues that it is "established practice" that shareholder proposals seeking a report state that the report shall be prepared at reasonable cost and omit proprietary information.

The Company acknowledges that the Commission changed its position in 1983 because the old interpretation "raises form over substance and renders the provisions of ([i])(7) largely a nullity." The Commission stated that, going forward, the determination of whether a proposal for a committee of the board to issue a special report would be based on whether it is excludable as ordinary business. *SEC Release No. 34-20091* (August 16, 1983). As such, the statement cited by the Company is no longer relevant. Despite the Company's assertion that some proponents include language stating that reports should be prepared at "reasonable cost and omitting proprietary information," this language is in no way required pursuant to Rule 14a-8(i)(7). As the Commission indicated in its 1983 Release, to require this language in the Proposal will improperly elevate form over substance.

Furthermore, the Proposal states that the Stockholder Value Committee is responsible for preparing the requested report and that the Committee "should avail itself of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee *determines is necessary or appropriate in its sole discretion.*" [emphasis added]. Under state law, directors have a fiduciary duty to avoid the inadvertent disclosure of proprietary information and to prevent the waste of corporate assets. Accordingly, the Proposal's delegation of responsibility for preparation of the requested report to the directors who are members of the Stockholder Value Committee addresses the issues of cost and proprietary information.

V. The Proposal Is Not Vague or Indefinite Because Shareholders Will Know What Actions Are Required By The Proposal

JPMorgan also asserts that it may omit the Proposal under Rule 14a-8(i)(3) "because it is so vague and indefinite that shareholders in voting on it would not be able to determine with any reasonable certainty what actions are required... it is the company's view that the types of transactions referenced in the Proposal and Supporting Statement are so fundamentally inconsistent with such a view as to render the entire Proposal materially false and misleading." JPMorgan claims that the Proposal is false and misleading because "there is no discussion of what types of transactions are subject to the vaguely referenced laws and listing standards."

The Proposal does not need to set forth all such transactions to avoid exclusion on vagueness grounds. Staff Legal Bulletin 14B explained that a proposal may be excluded as vague and indefinite if "neither the stockholders voting on the proposal, not the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires." That is not the case with the Proposal. The Proposal's clear focus on extraordinary transactions means that both stockholders and JPMorgan can tell what the Proposal seeks to do.

The Proposal clearly asks that the Stockholder Value Committee be appointed to explore extraordinary transactions, and defines extraordinary transactions as those for which a stockholder vote is required. Such transactions can take many forms. As discussed above in Part II, an asset sale may require a stockholder vote under state law if the assets, revenue and income associated with the assets being sold rise to a sufficiently substantial level. Alternatively, the Company could decide to issue shares for use as consideration for a proposed transaction, and such a share issuance may be subject to a stockholder vote under the exchange listing standards.

JPMorgan incorrectly argues that the resolved clause of the Proposal and its supporting statement are in conflict with one another because the resolved clause urges that the Stockholder Value Committee consider extraordinary proposals while the supporting statement discusses transactions that might be in the ordinary course of business. However, the principle thrust of the supporting statement is that the shareholders may benefit from a radical restructuring (i.e., a transaction involving the sale of more than 50% of its assets), and such a restructuring plan is subject to shareholder approval under Delaware state law. See Katz v. Bregman, 431 A.2d 1274 (Del. Ch.) appeal refused sub nom. Plant Indus. V. Katz, 435 A.2d 1044 (Del. 1981)).

VI. Conclusion

JPMorgan has not met its burden of establishing that the Proposal should be excluded from the Company's proxy statement in reliance on Rule 14a-8(i)(7) or Rule 14a-8(i)(3). Accordingly, we respectfully ask that JPMorgan's request that Staff concur with the Company's view be denied. We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please do not hesitate to contact me at 202-637-5152.

Sincerely,



Brandon J. Rees
Acting Director, Office of Investment

BJR/sdw
opeiu #2, afl-cio

cc: Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.
Martin P. Dunn, O'Melveny & Myers LLP



O'MELVENY & MYERS LLP

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TELEPHONE (202) 383-5300
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1934 Act/Rule 14a-8

January 14, 2013

VIA E-MAIL *(shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of the AFL-CIO Reserve Fund
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the AFL-CIO Reserve Fund (the ***"Proponent"***), from the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the ***"2013 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal, the cover letters submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

† In association with Tumbuan & Partners

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (October 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@omm.com, and to Heather Slavkin, as the representative of the Proponent, Hslavkin@aflcio.org.

I. SUMMARY OF THE AFL-CIO PROPOSAL

On December 3, 2012, the Company received a letter from the Proponent submitting the Proposal for inclusion in the Company's 2013 Proxy Materials. The Proposal requests that the Company's Board of Directors appoint a "Stockholder Value Committee" composed exclusively of independent directors "to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of JPMorgan's businesses." For purposes of the Proposal, an "extraordinary transaction" is defined as "a transaction for which stockholder approval is required under applicable law or stock exchange listing standards." The Proposal requests that the Stockholder Value Committee publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders. Finally, the Proposal asks that in carrying out its evaluation, the Stockholder Value Committee "avail itself of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion."

The Proposal is followed by the four-paragraph Supporting Statement. The four paragraphs of the Supporting Statement all relate to the Proponent's view that "breaking up JP Morgan into smaller institutions" is the best course for enhancing shareholder value. Specifically:

- Paragraph 1 concludes with the sentence "In our view, JPMorgan's difficulty in determining the extent of its trading losses suggests that the firm may be too big to manage."

- Paragraph 2 presents a quote from the former Chair of the FDIC that concludes with the view that "...[the Company] is worth more in smaller, easier-to-manage pieces."

- Paragraph 3 addresses the same view, stating "While there may be economies of scale in banking, we believe that a point can be reached where operational complexities make it impossible for even the most talented managers to provide effective oversight. In our view, the evidence is mounting that JPMorgan has reached the point where stockholders would benefit from restructuring."

- Paragraph 4 begins with the Proponent's view that "JPMorgan has a number of business units that could thrive individually." The final sentence of that paragraph reads "We believe that breaking up JPMorgan into smaller institutions could prove more fruitful for stockholders than continuing the present course..."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2013 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as it deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Deals with Matters Relating to the Company's Ordinary Business Operations

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In *Commission Release No. 34-40018* (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." With regard to the first basis for the "ordinary business" matters exception, the Commission stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business operations and raise policy issues so significant that it would be appropriate for a shareholder vote." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

1. The Proposal seeks consideration of possible transactions that are ordinary business matters for purposes of Rule 14a-8(i)(7)

In applying the basis for exclusion provided in Rule 14a-8(i)(7) to "stockholder value" proposals, such as the Proposal, the Staff's analysis has turned on whether the proposal related solely to "extraordinary transactions" that transcend the day-to-day operations of the company. For example, the Staff has previously concurred that a proposal may be excluded under Rule 14a-8(i)(7) when it addresses a company's general obligation to maximize shareholder value rather than providing specific guidance with respect to a specific extraordinary transaction. See, e.g., *PepsiAmerica, Inc.* (February 14, 2004) (the Staff concurred in the exclusion of a proposal requesting that the board of directors "pursue the company's objective to maximize shareholder value by focusing its business planning and execution on available value creating strategies" on ordinary business grounds, in part, because the proposal related to "maximizing shareholder value" and "transactions involving non-core assets."). In contrast, in *General Electric Co.* (January 28, 2004), the Staff was unable to concur in the proposed exclusion of a proposal on ordinary business grounds when the proposal recommended that the company retain "an investment bank to explore the sale of the company."

Consistent with this analysis, the Staff has long concurred in the omission of proposals relating to general corporate "restructurings." *See e.g., The Reader's Digest Association, Inc.* (August 18, 1998) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board of directors retain an investment bank to "evaluate the options for reorganization or divestment of any or all company assets as well as any strategic acquisitions"). Similarly, the Staff has concurred in the exclusion of proposals requesting spin-offs or sales of parts of a company on the grounds that these activities relate to ordinary business operations. *See Sears, Roebuck and Co.* (February 7, 2000) (concurring in exclusion of a proposal requesting that the board of directors retain an investment bank to "arrange for the sale of all or parts of the Company").

Importantly, the Staff has consistently concurred that proposals relating to *both* extraordinary and non-extraordinary transactions may be excluded under Rule 14a-8(i)(7). In concurring with the omission of the proposal in *Donegal Group Inc.* (February 16, 2012), the Staff stated in its response:

> "There appears to be some basis for your view that DGI may exclude the first proposal under rule 14a-8(i)(7), as relating to DGI's ordinary business operations. In this regard, we note that the first proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7).")."

Thus, the Proposal must relate *exclusively* to extraordinary transactions to survive scrutiny under Rule 14a-8(i)(7). *See Telular Corporation* (December 5, 2003) (concurring that a proposal could be excluded because it related, in part, to non-extraordinary transactions where it requested that the board of directors appoint a committee of independent directors to explore "strategic alternatives" including "a sale, merger, spinn-off [sic], split-off or divestiture of the Company or a division thereof").

Finally, the Staff has stated that its analysis of a "stockholder value" proposal is based upon a reading of both the proposal and the supporting statement. *See Fab Industries, Inc.* (March 23, 2000), in which the Staff's response stated, "[w]e are unable to concur in your view that Fab may exclude the proposal under Rule 14a-8(i)(7). We note in particular that the proposal, *when read together with the supporting statement*, appears to focus on possible extraordinary transactions." (emphasis added)

Under the Staff's consistent analysis regarding the application of Rule 14a-8(i)(7) to "stockholder value" proposals, the Proposal may be properly omitted in reliance on Rule 14a-8(i)(7), as it focuses on the ordinary business matter of enhancing stockholder value through the consideration of "restructuring" transactions involving the "separation of one or more of JPMorgan's businesses." In this regard, we note that the Proposal itself asks that the Board "...explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of JPMorgan's businesses." The Supporting Statement then sets forth four paragraphs in support of the proposal, which express the view that the Company is "too big," (paragraph 1) would be "worth more in smaller, easier-to-manage pieces," (paragraph 2), has "reached the point where stockholders would benefit from restructuring," (paragraph 3) and "breaking up JPMorgan into smaller institutions could prove more fruitful for stockholders" (paragraph 4).

We note that the Proposal facially purports to address "extraordinary transactions" and defines that term as "a transaction for which stockholder approval is required under applicable law or stock exchange listing standards." The Proposal and Supporting Statement, however, then address only transactions that involve the separation of one or more of the Company's businesses -- such as an asset sale, divestiture, or spin-off -- that generally would not require shareholder approval under Delaware law or New York Stock Exchange listing standards.[1] As the Staff has indicated previously, the focus of a "stockholder value" proposal for purposes of Rule 14a-8 is to be established by an analysis of the proposal and the supporting statement "when read together." *See, e.g., Fab Industries*. The Proposal and Supporting Statement, when read together, are clearly focused on asset divestiture transactions that the Staff has consistently agreed are ordinary business matters. S*ee, e.g., Telular Corporation* and *Sears, Roebuck and Co*. The Proposal's definition of the term "extraordinary transaction" only further emphasizes this point -- that is, not only are the asset divestiture transactions sought ordinary business matters, they are also *not* transactions that would require shareholder approval.

The Proposal and Supporting Statement, taken as a whole, focus on divestment transactions such as an asset sale or a spin-off of the Company's business into "smaller pieces." As noted in the Company's most recent annual report on Form 10-K, the Company is managed on a line-of-business basis, with six major reportable business segments,[2] each of which includes

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1 For example, the divestiture of certain business lines would likely be accomplished through sale transactions that would not typically require stockholder approval. See 8 Del. C. § 122(4) (authorizing a corporation to, inter alia, "sell, convey, lease, exchange, transfer or otherwise dispose of, or mortgage or pledge, all or any of its property and assets, or any interest therein"); cf. 8 Del. C. § 271 (requiring shareholder approval in order for a corporation to "sell, lease or exchange all or substantially all of its property and assets"). Similarly, a typical spin-off like that suggested by the Proposal is effected through a dividend distributing shares of a subsidiary business unit to a parent company's shareholders that typically does not require shareholder approval. See 8 Del. C.§ 170 (authorizing the board of directors of a corporation, without stockholder approval, to "declare and pay dividends upon the shares of its capital stock").

2 As reported in the Company's 2011 Form 10-K, the Company's reporting segments are: Investment Bank, Retail Financial Services, Card Services & Auto, Commercial Banking, Treasury & Securities Services and Asset Management, and Corporate/Private Equity.

numerous business lines.[3] The sale or divesture of any one of these business lines would not meet the Proposal's definition of an "extraordinary transaction" (*i.e.*, each would not be a sale of "all or substantially all of [the Company's] property and assets"). 8 Del. C. § 271

Because the Staff has consistently concurred in the exclusion of proposals that do not focus exclusively on extraordinary transactions or significant policy issues, the Company believes that the Proposal and Supporting Statement may be properly excluded from the Company's 2013 Proxy Materials in reliance on Rule 14a-8(i)(7), as relating to the Company's ordinary business operations.

2. The Proposal micro-manages the Company by imposing a short time-frame for addressing complex policy issues

As noted above, the Commission has recognized one policy interest underlying Rule 14a-8(i)(7) is protecting companies from shareholder attempts to "'micro-manage' the company by probing too deeply into matters of a complex nature." The *1998 Release* states that the determination as to whether a proposal micro-manages a company will involve a case-by-case review, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. *1998 Release* at 25. In addition, the *1998 Release* states that considerations of whether a proposal micro-manages a company "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.* at 21.

In *The Chubb Corp.* (February 26, 2007), the Staff concurred that a proposal requesting a report on climate change risks could be excluded under Rule 14a-8(i)(7) because, *inter alia*, the specific deadline for preparing the complex report within six months of the company's upcoming annual meeting micro-managed the company's operations. In *Duke Energy Corporation* (February 16, 2001) (***"Duke Energy"***), the Staff concurred with the company's view that a proposal recommending that the board take the necessary steps "to reduce by 80% nitrogen oxide (NOx) emissions from the coal-fired plants operated by Duke Energy in North Carolina, with no loopholes for higher emissions, and limiting each boiler to .15 lbs of NOx per million btu's of heat input by 2007" was excludable under Rule 14a-8(i)(7) as relating to ordinary business operations.[4] Even assuming, *in arguendo*, that the Proposal relates to extraordinary transactions, this does not preclude exclusion of the Proposal under Rule 14a-8(i)(7) if it seeks to micro-

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[3] See page 79 of the Company's 2011 Form 10-K, available at: http://www.sec.gov/Archives/edgar/data/19617/000001961712000163/corp10k2011.htm#s6DB00298043DADB4E60E7EE7792DD039.

[4] Other letters in which the Staff concurred that proposals could be excluded based on micro-management arguments include *Ford Motor Company* (March 2, 2004) (concurring with the view that a proposal recommending that the board publish an annual report that includes detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling could be omitted in reliance on Rule 14a-8(i)(7), as relating to the specific method of preparation and the specific information to be included in a highly detailed report); *and General Motors Corporation* (March 5, 2004) (reconsideration granted April 7, 2004) (same).

manages the Company. In this regard, the proposal in *Duke Energy* focused on greenhouse gas emissions (a significant policy issue), but was permitted to be excluded on a micro-managing basis.

The Proposal requires a new Stockholder Value Committee to "explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of JPMorgan's businesses." As noted above and in the Company's most recent annual report, the Company has numerous "businesses" that fall into six reportable business segments based on the products and services provided, or the type of customer served.

The Proposal then requests that the Stockholder Value Committee publicly report on its analysis within a very short timeframe -- *i.e.*, within 120 days of the 2013 Annual Meeting -- presumably on the viability of selling or otherwise divesting one or more of these businesses. Because this Proposal imposes a specific time-frame for addressing complex policy issues, it impermissibly micro-manages the Company's operations. For this reason, and based on the precedential support discussed above, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(7).

C. *The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading*

1. *The Proposal includes false and misleading statements regarding cost and the inclusion of proprietary information in the requested report*

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. As the Staff explained in *Staff Legal Bulletin No. 14B* (September 15, 2004) (***"SLB 14B"***), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading.

The Company believes that it may exclude the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3) because the Proposal does not provide shareholders with material information regarding the cost of the requested report and the fact that proprietary information may not be disclosed as part of that report, making the Proposal materially false and misleading.

It is established practice that when shareholders request the creation of a report as part of a shareholder proposal, the proposal should state that the report be prepared at a reasonable cost and omitting proprietary information. *See Abercrombie & Fitch Co.* (March 28, 2012) (stating "[t]he [sustainability] report, prepared at reasonable cost and omitting proprietary information, should be published and made available to the public by the end of 2012"); *The Cheesecake Factory Incorporated* (March 27, 2012) (stating "[t]he [sustainability] report, prepared at reasonable cost and omitting proprietary information, should be published by October 2012"); *Exxon Mobil Corporation* (March 6, 2012) (stating "[t]he [oil sands risk] report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012").

This practice of including cost and proprietary information limitations on shareholder proposals follows a series of letters from the Staff in the 1970s that noted the failure to include such limitations in a proposal requesting that a company undertake certain exercises and report the results to shareholders could render it materially misleading. In *Schering-Plough Corporation* (March 4, 1976), the Staff addressed a no-action request regarding a shareholder proposal requesting that a pharmaceutical company provide a full written report on its pricing of drugs. In its no-action letter, the Staff stated that in the absence of limiting language, the proposal would be misleading and excludable in light of Rule 14a-9. Specifically, the Staff noted that "although the proposal deals with the preparation and issuance of a special report on a certain area of the company's business, it fails to discuss the cost of preparing such a report or whether any of the information to be included therein could be withheld in the event that disclosure thereof would harm the Company's business or competitive position." The Staff stated that "[i]n order that readers of the proposal not be misled in this regard, it would seem necessary that these two important points be specifically dealt with." Thus, the Staff determined that "[t]he proposal should be expanded to discuss the cost of preparing the proposed report and whether any of the information to be included therein may be withheld by the company in the event that disclosure thereof would harm the company's business or competitive position." In *The Upjohn Company* (March 16, 1976), the Commission used nearly identical language in addressing a shareholder proposal for a full written report on compliance with the demands of an Arab boycott. *See also, RCA Corporation* (November 12, 1975) (same); *J.P. Stevens & Co., Inc.* (January 9, 1976) (same); *Coca Cola Co.* (February 27, 1978) (same); *First Union Bancorporation* (February 7, 1980) (noting "although the subject sentence deals with the issuance of a report to shareholders, it does not discuss the prospective cost of preparing such a report").

The Commission revised its approach under Rule 14a-8(i)(7) to proposals seeking a formation of a special committee or publication of a special report in 1983.[5] However, nothing in that release or subsequent Commission statements indicate that the Commission changed or intended to change the application of other provisions of Rule 14a-8 to such proposals. To the contrary, an overwhelming percentage of proponents that submit proposals asking for a report to

[5] "In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form Special Committees to study a segment of their business would not be excludable under rule 14a8-([i])(7). Because this interpretation raises form over substance and renders the provisions of paragraph ([i])(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under rule 14a-8([i])(7)." *SEC Release No. 34-20091* (August 16, 1983).

shareholders clarify that such action should be at "reasonable cost and omitting proprietary information" consistent with the Staff's decades-old guidance.

The Proposal requests that a Stockholder Value Committee publicly report on its analysis of potential extraordinary transactions, including transactions resulting in the separation of one or more of the Company's numerous businesses, to stockholders no later than 120 days after the 2013 Annual Meeting, availing itself of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion. However, the Proposal fails to limit the costs to be incurred in undertaking such an exercise or to clarify that such report would exclude information that the disclosure of which would harm the Company's business or competitive position. As such, the Company believes that the Proposal is materially misleading to shareholders under Rule 14a-9.

Based on the foregoing analysis, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(3). Should the Staff be unable to concur that the entire Proposal and Supporting Statement may be omitted from the Company's 2013 Proxy Materials in reliance on Rule 14a-8(i)(3), the Company respectfully requests that the Proponent be required to revise the Proposal to address the two important points noted above -- specifically, to discuss the cost of preparing the proposed report and whether any of the information to be included therein may be withheld by the company in the event that disclosure thereof would harm the company's business or competitive position.

2. ***The Proposal may be omitted in reliance on Rule 14a-8(i)(3) because it is so vague and indefinite that shareholders in voting on it would not be able to determine with any reasonable certainty what actions are required***

SLB 14B states that reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Philadelphia Electric Company* (July 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

As discussed above, the Company believes that the Proposal and Supporting Statement may properly be omitted under Rule 14a-8(i)(7), as the Proposal and the Supporting Statement focus on a number of ordinary business transactions. The Company's view regarding the focus of the Proposal is premised upon an assessment of Paragraph 1 of the Proposal (regarding transactions that would result in "the separation of one or more of JPMorgan's business") and the entirety of the Supporting Statement (which presents a discussion of spin-offs, divestitures, and other transactions that typically do not require shareholder approval and are generally viewed by the Staff as ordinary business transactions).

At complete odds with the words and focus of the remainder of the Proposal and the Supporting Statement is the final sentence of the Proposal, which reads "An 'extraordinary transaction' is a transaction for which stockholder approval is required under applicable law or stock exchange listing standards." The focus of the Proposal and Supporting Statement is on ordinary business transactions for which, as discussed above, stockholder approval is not required under either state law or stock exchange listing standards. Accordingly, if it were determined that this "definition" was to override all of the remaining language of the Proposal and Supporting Statement and limit the focus of the Proposal to transactions that are not "ordinary business" for purposes of Rule 14a-8(i)(7), then the Proposal and Supporting Statement would suffer from a fundamental, internal inconsistency that could not be resolved -- it would be a Proposal and Supporting Statement that seeks consideration of "extraordinary transactions" through a discussion of only those transactions that are NOT actually the "extraordinary transactions" for which it is seeking Board consideration. For example, the Proposal and Supporting Statement would materially mislead shareholders, as neither "the separation of one or more of JPMorgan's businesses" or "breaking up JPMorgan into smaller institutions" would actually be an "extraordinary transaction" covered by the Proposal and, as such, would not result from implementation of the Proposal. Such a reading of the Proposal -- in which one sentence that provides no guidance as to its meaning or effect (there is no discussion of what types of transactions are subject to the vaguely referenced laws and listing standards) overrides the entirety of the remainder of the Proposal and Supporting Statement -- would render the Proposal and Supporting fundamentally false and misleading.

The Company is of the view that the Proposal and Supporting Statement, when read together, relate to ordinary business matters regarding the sale or divestiture of pieces of the Company's business into smaller institutions. However, if the Proposal itself is viewed as limited to only transactions requiring shareholder action (*i.e.*, "extraordinary transactions" as defined in the Proposal), it is the Company's view that the types of transactions referenced in the Proposal and Supporting Statement are so fundamentally inconsistent with such a view as to render the entire Proposal materially false and misleading. In this regard, the Company believes that shareholders considering the Proposal will be unable to understand with certainty what types of actions they are being asked to vote on and that, if the Proposal was to be approved, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. As such, the Company is of the view that it may properly omit the entire Proposal and Supporting Statement from the Company's 2013 Proxy Materials in reliance on Rule 14a-8(i)(3).

D. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(7), as it deals with matters relating to the company's ordinary business operations, and Rule 14a-8(i)(3), as it is materially false and misleading.

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2013 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Heather Slavkin, AFL-CIO
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations


AFL CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 3, 2012

Sent by Facsimile and UPS

Anthony J. Horan, Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th Floor
New York, New York 10017-2070

Dear Mr. Horan,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of JPMorgan Chase and Co. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 2820 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Heather Slavkin at 202-486-2967.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

Attachment

RECEIVED BY THE

DEC 0 3 2012

OFFICE OF THE SECRETARY

Resolved, that stockholders of JPMorgan Chase & Co. ("JPMorgan") urge that:

1. The Board of Directors should promptly appoint a committee (the "Stockholder Value Committee") composed exclusively of independent directors to explore extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of JPMorgan's businesses.

2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2013 Annual Meeting of Stockholders.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

An "extraordinary transaction" is a transaction for which stockholder approval is required under applicable law or stock exchange listing standards.

SUPPORTING STATEMENT

In 2012, weaknesses in JPMorgan's internal controls and risk management came to light when our company announced a multi-billion dollar trading loss by a trader who has been infamously nicknamed the "London Whale." JPMorgan initially estimated the loss to be $2 billion, but it has subsequently revised its estimate with news reports stating that the losses may reach $9 billion. ("JPMorgan Trading Loss May Reach $9 Billion," New York Times, June 28, 2012.) In our view, JPMorgan's difficulty determining the extent of its trading losses suggests that the firm may be too big to manage.

Following the revelation of JPMorgan's trading loss, Former FDIC Chair Sheila Bair wrote: "banks of the size and complexity of J.P. Morgan Chase... are just too difficult to manage, even for talented managers like Dimon. Whatever economies the megabanks achieve from their size are more than offset by the challenges in managing trillion-dollar institutions that are into trading, market making, investment banking, derivatives, and insurance, in addition to the core business of taking deposits and making loans... The best way for Dimon to provide a better return to his investors is to recognize that his bank is worth more in smaller, easier-to-manage pieces." ("Breaking Up Chase: Good For Shareholders and Taxpayers," Fortune, June 11, 2012.)

While there may be economies of scale in banking, we believe that a point can be reached where operational complexities make it impossible for even the most talented managers to provide effective oversight. In our view, the evidence is mounting that JPMorgan has reached the point where stockholders would benefit from restructuring.

JPMorgan has a number of business units that could thrive individually. At present, however, these businesses are managed in a financial conglomerate that houses $2.3 trillion in assets, billions more in off-balance sheet exposures, and more than a quarter of a million employees across 100 countries. We believe that breaking up JPMorgan into smaller institutions could prove more fruitful for stockholders than continuing on the present course as a "too big to fail" and difficult to manage financial institution.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



December 3, 2012

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Company
270 Park Avenue, 38th Floor
New York, New York 10017-2070

Dear Mr. Horan,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 2820 shares of common stock (the "Shares") of JPMorgan Chase & Company beneficially owned by the AFL-CIO Reserve Fund as of December 3, 2012. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 3, 2012. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3112.

Sincerely,



Mary C. Murray
Vice President

cc: Brandon J. Rees
Acting Director, AFL-CIO Office of Investment